SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Meru Networks, Inc.

(Name of Subject Company)

Meru Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

59047Q103

(CUSIP Number of Class of Securities)

Dr. Bami Bastani

President and Chief Executive Officer

894 Ross Drive

Sunnyvale, California 94089

(408) 215-5300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alan B. Kalin James J. Masetti Heidi E Mayon Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500	Mark Liu General Counsel Meru Networks, Inc. 894 Ross Drive Sunnyvale, California 94089 (408) 215-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed by Meru Networks, Inc., a Delaware corporation (“Meru” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 9, 2015, as amended on June 29, 2015, related to the tender offer by Malbrouck Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Fortinet, Inc., a Delaware corporation (“Fortinet”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0005 (the “Shares”), for $1.63 per share, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), copies of which are attached to the Tender Offer Statement on Schedule TO filed by Fortinet and Purchaser with the SEC on June 9, 2015, as amended on June 29, 2015.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, Additional Information, of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection entitled “Completion of the Offer” as the last section in Item 8:

The Offer expired as scheduled at 12:00 midnight, New York City time, on July 7, 2015 (the “Expiration Date”) and was not extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), advised Parent and the Purchaser that, as of the Expiration Date, a total of 14,835,691 Shares had been validly tendered and not properly withdrawn from the Offer, which tendered Shares represented approximately 60.18% of the Shares outstanding as of July 7, 2015. All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment all such Shares validly tendered and not properly withdrawn prior to the Expiration Date, and payment for such Shares is being made to the Depositary, which will act as the paying agent for tendering Company stockholders for the purpose of receiving payments for tendered Shares and transmitting such payments to tendering Company stockholders whose Shares have been accepted for payment, in accordance with the terms of the Offer.

Following consummation of the Offer, the remaining conditions to the merger of Purchaser with and into the Company (the “Merger”) set forth in the Merger Agreement were satisfied, and on July 8, 2015, Parent completed its acquisition of the Company by consummating the Merger, without a meeting of stockholders of the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share then outstanding was converted into the right to receive cash in an amount equal to the Offer Price, without interest and subject to any required withholding taxes (the “Per Share Merger Consideration”) (other than (i) Shares held in the treasury of Meru, (ii) Shares owned of record by Fortinet or any of its direct or indirect wholly owned subsidiaries, including Purchaser and (iii) Shares that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly demanded (and not withdrawn or lost) in accordance with the Delaware Law in connection with the Merger). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent. Promptly following consummation of the Merger, Fortinet intends to cause all Shares to be delisted from the NASDAQ and deregistered under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERU NETWORKS, INC.

Dated: June 8, 2015

	By:	/s/ Dr. Bami Bastani
Dr. Bami Bastani Chief Executive Officer